SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

02028302

02 APR -9 AM 9:0

4 April 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re : Exemption File No. 82-5006
- <u>Submission of documents required by Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 3 April 2002 for your records. The announcement has been published in the South China Morning Post in Hong Kong on 4 April 2002.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Irene Ko
Company Secretary

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Encl

dlw 4/9

c.c. Clifford Chance
- Mr Jeff Maddox/Ms Lisa Bostwick

J P Morgan
- Ms Tintin Subagyo

e\tn\sa\2002 AGM\ltr-notice.doc3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.irasia.com/listco/hk/shangrila

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 24 May 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the Directors and the Auditors for the year ended 31 December 2001;

2. To declare a final dividend for the year ended 31 December 2001;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

A. **THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise

of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, and (iii) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register

on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. **THAT:**

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual

General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. **THAT:**

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 3 April 2002

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every member entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a member appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the member's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the member's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a member of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a member fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the member shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or any adjournment

thereof).